20 June 2002

P&O Princess Cruises plc
Deferred Bonus and Co-Investment Matching Plan (the "Plan")
Extension of Retention Periods

P&O Princess Cruises announces today that, on the recommendation of the Remuneration Committee, the Board has decided to extend by one year the required retention period for new and existing awards made to directors under the Plan. The retention period for awards will now be three years, as recommended by the Combined Code.

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Brunswick (London)
+44(0) 20 7404 5959
Sophie Fitton

P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names:
Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and AROSA in Germany; and P&O Cruises in Australia. The current complement of 19 ships offering 30,730 berths is set to grow in the next three years with six new ocean cruise ships on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").